FREE WRITING PROSPECTUS DATED NOVEMBER 7, 2013

Filed Pursuant to Rule 433

Registration Statement No. 333-186406

News Release

U.S. Silica Announces Offering of 10.5 Million Shares by Selling Shareholder

Frederick, MD., Nov. 7, 2013 – U.S. Silica Holdings, Inc. (NYSE: SLCA) today announced the commencement of an underwritten public offering of 10.5 million shares of U.S. Silica common stock by GGC USS Holdings, LLC, an affiliate of Golden Gate Capital. The underwriter will be granted a 30-day option to purchase up to an additional 1.575 million shares of common stock. U.S. Silica will not receive any proceeds from the offering. The total number of U.S. Silica shares of common stock outstanding will not change as a result of the offering.

Upon consummation of the offering, Prescott H. Ashe and Brian Slobodow, two of GGC USS Holdings’ designees to the Board of Directors of U.S. Silica, will tender their resignation from the Board effective January 2, 2014. Rajeev Amara will continue as a member of the Board designated by GGC USS Holdings following the consummation of the offering.

Morgan Stanley & Co. LLC is acting as the sole underwriter for the offering.

U.S. Silica Holdings, Inc. has filed a registration statement (including a prospectus) and preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling Morgan Stanley & Co. LLC at 1-866-718-1649.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the common shares nor shall there be any sale of the common shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About U.S. Silica

U.S. Silica Holdings, Inc., a member of the Russell 2000, is one of the largest domestic producers of commercial silica, a specialized mineral that is a critical input into the oil and gas proppants end market. The company also processes ground and unground silica sand for a variety of industrial and specialty products end markets such as glass, fiberglass, foundry molds, municipal filtration and recreational uses. During its 100-plus year history, U.S. Silica Holdings, Inc. has developed core competencies in mining, processing, logistics and materials science that enable it to produce and cost-effectively deliver over 250 products to customers across these end markets. U.S. Silica Holdings, Inc. is headquartered in Frederick, MD.

Cautionary Information Regarding Forward-Looking Statements

Any statements in this press release that are not entirely historical in nature constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. For important information regarding forward-looking statements, please read page 1 and 2 of the Company’s Annual Report on Form 10-K for the year ended Dec. 31, 2012.

U.S. Silica Holdings, Inc.

Michael Lawson

Director of Investor Relations and Corporate Communications

(301) 682-0304

lawsonm@ussilica.com

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